UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2024

Commission File Number 001-36487

Atlantica Sustainable Infrastructure plc
(Exact name of Registrant as Specified in its Charter)

Not Applicable
(Translation of Registrant’s name into English)

Great West House, GW1, 17th floor
Great West Road
Brentford, TW8 9DF
United Kingdom
Tel.: +44 203 499 0465

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒	Form 20-F

☐	Form 40-F

EXHIBIT INDEX

Exhibit No.	Description
99.1	Atlantica announces closing of Atlantica’s Acquisition by Energy Capital Partners and Co-Investors expected December 12, 2024.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 4, 2024

ATLANTICA SUSTAINABLE INFRASTRUCTURE PLC

By:	/s/ Santiago Seage
	Name:	Santiago Seage
	Title:	Chief Executive Officer

ATLANTICA SUSTAINABLE INFRASTRUCTURE PLC

By:	/s/ Francisco Martinez-Davis
	Name:	Francisco Martinez-Davis
	Title:	Chief Financial Officer